UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated November 20, 2025 announcing the redemption of the registrant's bond with ISIN Code TRFTCELK2516.

Istanbul, November 20, 2025

Announcement Regarding the Redemption of the Bond with ISIN Code TRFTCELK2516

Within the scope of our Company's announcement dated August 13, 2025, the redemption and coupon payment of the financing bond with ISIN code TRFTCELK2516 with a nominal amount of TRY 1,500,000,000, a maturity of 99 days and an annual simple interest rate of 41.50% was made on November 20, 2025.

Board Decision Date	: 25.03.2025

Related Issue Limit Info
Currency Unit	: TRY
Limit	: 10,000,000,000
Issue Limit Security Type	: Debt Securities
Sale Type	: Private Placement-Sale to Qualified Investor
Domestic / Oversea	: Domestic
Capital Market Board Approval Date	: 13.06.2025

Capital Market Instrument to be Issued Info
Type	: Bill
Maturity Date	: 20.11.2025
Maturity (Day)	: 99
Sale Type	: Sale To Qualified Investor
Intended Nominal Amount	: 500,000,000
Intended Maximum Nominal Amount	: 1,500,000,000
The country where the issue takes place	: Türkiye
Title Of Intermediary Brokerage House	: Ziraat Yatırım Menkul Değerler A.Ş.
Central Securities Depository	: Merkezi Kayıt Kuruluşu A.Ş.
Starting Date of Sale	: 12.08.2025
Ending Date of Sale	: 12.08.2025
Nominal Value of Capital Market Instrument Sold	: 1,500,000,000
Maturity Starting Date	: 13.08.2025
Issue Price	: 1
Interest Rate Type	: Fixed
Interest Rate - Yearly Simple (%)	: 41.50000
Interest Rate - Yearly Compound (%)	: 48.18042
Traded in the Stock Exchange	: Yes
Payment Type	: TL Payment
ISIN Code	: TRFTCELK2516
Coupon Number	: 1
Currency Unit	: TRY
Coupon Payment Frequency	: Single Coupon

Redemption Plan of Capital Market Instrument Sold

Coupon Number	Payment Date	Record Date*	Payment Date	Interest Rate - Periodic (%)	Payment Amount	Exchange Rate	Was The Payment Made?
1	20.11.2025	19.11.2025	20.11.2025	11.25616	168,842,400,00		Yes
Principal/Maturity Date Payment Amount	20.11.2025	19.11.2025	20.11.2025		1,500,000,000.00		Yes

* The date on which the beneficiaries are determined.

Issuer Rating Note

Rating Company	Rating Note	Rating Date	Is it Investment Grade?
JCR AVRASYA DERECELENDİRME A.Ş.	Long Term National Rating AAA (Trk)	29.05.2025	Yes

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: November 20, 2025	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: November 20, 2025	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer